EXHIBIT 99.5

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
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Canada

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Office of Superintendant of Securities,

Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Autorité des marchés financiers

Saskatchewan Financial Services Commission

Dear Sirs:

Re: Notice of Change of Auditors of Algonquin Power & Utilities Corp.

We have read the Notice of Algonquin Power & Utilities Corp. dated March 18, 2013 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants, Licensed Public Accountants

March 18, 2013

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP